[Shearman & Sterling Letterhead]

February 25, 2009

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C. 20549

RE:	PDL BioPharma, Inc.
Supplemental Response to Form 10-K for the Year Ended December 31, 2007
Filed December 23, 2008
File No. 000-19756

Dear Mr. Riedler:

On behalf of PDL BioPharma, Inc. (the “Company”), we are responding to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated January 5, 2009, to the Company regarding its Annual Report on Form 10-K for the year ended December 31, 2007, File No. 000-19756 (the “2007 10-K”), filed by the Company on March 13, 2008. This letter sets forth the comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Staff Comment:

Form 10-K for year ended December 31, 2007

Technology Outlicense Agreements, page 8

1.	We note your request for Rule 83 confidential treatment with respect to the specific royalty rates paid under the MedImmune, Elan and Genentech agreements. However, we ask that you please provide a range of royalty rates for each agreement in the text of your Form 10-K rather than redacting information in either the text or the tables. For the MedImmune and Elan agreements, a statement that the royalty percentage is in the low single digits would be sufficient. Regarding the Genentech agreement, the appropriate disclosure would be to indicate that the registrant is entitled to a low single digit royalty that declines as sales increase.

Company Response:

As requested by the Staff, the Company intends to include disclosure substantially similar to the following in its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) with respect to the MedImmune, Elan and Genentech agreements, and to file the agreements as exhibits to its 2008 10-K, together with a confidential treatment request with respect to certain portions of such exhibits:

The MedImmune Agreement

“We entered into a patent license agreement, effective July 17, 1997, with MedImmune pursuant to which we granted to MedImmune a license under our Queen et al. patents to make and sell antibodies that bind to respiratory syncytial virus. Pursuant to the agreement, we are entitled to receive a flat royalty rate in the low single digits of MedImmune’s net sales of the Synagis product. The agreement continues until the expiration of the last to expire of our Queen et al. patents but may be terminated by MedImmune prior to such expiration upon thirty days written notice or immediately upon written notice if MedImmune decides to terminate further development of MEDI-493. Either party may terminate the agreement upon a material breach by the other party or upon the occurrence of certain bankruptcy-related events.”

The Elan Agreement

“We entered into a patent license agreement, effective April 24, 1998, with Elan pursuant to which we granted to Elan a license under our Queen et al. patents to make and sell antibodies that bind to the alpha subunit of the VLA-4 integrin. Pursuant to the agreement, we are entitled to receive a flat royalty rate in the low single digits of Elan’s net sales of the Tysabri product. The agreement continues until the expiration of the last to expire of our Queen et al. patents but may be terminated by Elan prior to such expiration upon sixty days written notice, by either party upon a material breach by the other party or upon the occurrence of certain bankruptcy-related events.”

The Genentech Agreements

“Our master patent license agreement with Genentech provides for a tiered royalty structure under which the royalty rate Genentech must pay on royalty-bearing products sold in the United States or manufactured in the United States and sold anywhere (“U.S.-based Sales”) in a given calendar year decreases on incremental U.S.-based Sales above several net sales thresholds. The net sales thresholds and the applicable royalty rates are outlined in the following table:

Aggregate Net Sales	Royalty Rate
Net sales up to $1.5 billion	3.0%
Net sales between $1.5 billion and $2.5 billion	2.5%
Net sales between $2.5 billion and $4.0 billion	2.0%
Net sales exceeding $4.0 billion	1.0%

As a result of the tiered royalty structure, Genentech’s average annual royalty rate for a given year will decline as Genentech’s U.S.-based Sales increase during that year. Because we receive royalties in arrears, the average royalty rate for the payments we receive from Genentech in the second calendar quarter—which would be for Genentech’s sales from the first calendar quarter— has been and is expected to continue to be higher than the average royalty rate for following quarters. The average royalty rate for payments we receive from Genentech is lowest in the first calendar quarter, which would be for Genentech’s sales from the fourth calendar quarter, when more of Genentech’s U.S.-based Sales bear royalties at lower royalty rates.

With respect to royalty-bearing products that are both manufactured and sold outside of the United States (“ex-U.S.-based Manufacturing and Sales”), the royalty rate that we receive from Genentech is a fixed rate of 3.0% based on a percentage of the underlying ex-U.S.-based Manufacturing and Sales. The mix of U.S.-based Sales and ex-U.S.-based Manufacturing and Sales has fluctuated in the past and may continue to fluctuate in future periods. The mix of U.S.-based sales and ex-U.S. based Manufacturing and Sales for 2006, 2007 and 2008 is outlined in the following table:

Year	U.S.-based Sales	Ex-U.S.-based Manufacturing and Sales
2006	78%	22%
2007	86%	14%
2008	85%	15%

The information in the table above is based on information provided to us by Genentech. We were not provided the reasons for the shift in the manufacturing split between U.S.-based Sales and ex-U.S.-based Manufacturing and Sales.

Currently, two of Genentech’s licensed products generate ex-U.S.-based Manufacturing and Sales: Herceptin and Xolair. Roche (Genentech’s ex-U.S. partner of Herceptin) announced that its new Herceptin production facility in Penzberg, Germany is scheduled to commence commercial production in 2009. Accordingly, we expect an increase in the percentage of Herceptin product manufactured and sold outside the U.S. in future periods as compared to recent historical levels. In addition, Roche (Genentech’s ex-U.S. partner of Avastin) announced that its new Avastin production facility in Basel, Switzerland will commence commercial production in early 2009. As such, we expect Avastin to begin generating ex-U.S.-based Manufacturing and Sales and subsequent increases in the percentage of Avastin product manufactured and sold outside the U.S. due to expected scale-up of production at Roche’s Basel, Switzerland facility.

The Genentech agreement continues until the expiration of the last to expire of our Queen et al. patents but may be terminated by Genentech prior to such expiration upon 60 days written notice or by us upon a material breach by Genentech. Either party may terminate upon the occurrence of certain bankruptcy-related events.”

*        *        *

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please contact me at your earliest convenience. You may reach me at (415) 616-1181.

Sincerely,

Shearman & Sterling LLP, as counsel to PDL BioPharma, Inc.

By:	/s/ Mark K. Hyland
Mark K. Hyland

cc:	Laura Crotty, Staff Attorney, Securities and Exchange Commission
John P. McLaughlin, President and Chief Executive Officer, PDL BioPharma, Inc.
Peter Lyons, Esq., Shearman & Sterling LLP

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